Unified Software Solutions
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (6,994)	$ (62,451)
Adjustments to reconcile net loss to net cash used by operating activities	-	-
Net cash used in operating activities	(6,994)	(62,451)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Capital contributions	1,994	62,451
Proceeds from shareholder loan	5,000	-
Net cash provided by financing activities	6,994	62,451
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -